Mail Stop 3561

December 12, 2005

Andrew L. Simon
Chief Executive Officer
Touchstone Applied Science Associates, Inc.
4 Hardscrabble Heights
P.O. Box 382
Brewster, NY 10509

Re: 	Touchstone Applied Science Associates, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed November 30, 2005
File No. 333-129261

Dear Mr. Simon:

      We have limited our review of your registration statement, initially filed on Form S-3, to matters concerning your eligibility to use the form on which you have filed.

      As we have conducted only a limited review of your registration statement, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Daniel Zimmerman, Staff Attorney, at (202)
551-
3367 with any questions.

Sincerely,




Michele Anderson
Legal Branch Chief